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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-34415

SEC Mail Processing Section
MAR 01 2017
Washington DC
406

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ISRAEL A. ENGLANDER & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

666 FIFTH AVENUE, 14TH FLOOR
(No. and Street)

NEW YORK	NY	10103
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL A. FRUCHTER 212-207-3470
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

TARLOW & CO., CPA, P.C. D/B/A TARLOW & CO., C.P.A.'S
(Name – *if individual, state last, first, middle name*)

7 PENN PLAZA, SUITE 210	NEW YORK	NY	10001
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MICHAEL A. FRUCHTER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ISRAEL A. ENGLANDER & CO., LLC, as of DECEMBER 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CFO

Title



Notary Public

ILENE LICHT
Notary Public, State of New York
No. 01LI6137473
Qualified in New York County
My Commission Expires Nov. 28, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ISRAEL A. ENGLANDER & CO., LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2016

Filed as PUBLIC information pursuant to Rule 17a-5(e)(d) under the Securities Exchange Act of 1934.

ISRAEL A. ENGLANDER & CO., LLC

TABLE OF CONTENTS

	Page No.
Report of Independent Registered Public Accounting Firm	1
Financial Statements:	
Statement of Financial Condition	2
Notes to Financial Statements	3

TARLOW&CO

CPAs | ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
of Israel A. Englander & Co., LLC

We have audited the accompanying statement of financial condition of Israel A. Englander & Co., LLC as of December 31, 2016, and the related notes to the financial statements that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934 and Regulation 1.10 under the Commodity Exchange Act (the "CEAct"). This financial statement is the responsibility of Israel A. Englander & Co., LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Israel A. Englander & Co., LLC as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Tarlow & Co., C.P.A.'s

New York, New York

February 23, 2017

ISRAEL A. ENGLANDER & CO., LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$ 1,100,754
Receivable from clearing organizations, net	1,087,044
Floor brokerage receivables, net	2,718,848
Property and equipment (net of accumulated depreciation and amortization of $1,090,262)	55,404
Deferred income tax assets	14,204
Other assets	815,845
Total assets	$ 5,792,099

LIABILITIES AND MEMBER'S EQUITY

Liabilities:	
Accrued compensation	$ 2,655,562
Accounts payable	740,922
Income Tax Payable	51,266
Total liabilities	3,447,750
Commitments, contingencies and guarantees	
Member's equity	2,344,349
Total liabilities and member's equity	$ 5,792,099

The accompanying notes are an integral part of these financial statements.

ISRAEL A. ENGLANDER & CO., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 1 - ORGANIZATION

Israel A. Englander & Co., LLC (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), NYSE Alternext US LLC (a/k/a NYSE Amex Options - formerly the American Stock Exchange), the Chicago Board Options Exchange, NYSE Arca, Inc., the International Securities Exchange, C2, and the National Futures Association. The Company provides floor and off-floor brokerage execution services to qualified institutional investors.

The Company, for the entirety of the year ended December 31, 2016, operated and continues to operate, without exception, under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker-dealer.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation
The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition, results of operations, and cash flows. References to accounting principles generally accepted in the United States of America ("GAAP") in these notes are to the FASB Accounting Standards Codification™, sometimes referred to as the "Codification" or "ASC".

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and cash equivalents
The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company depreciates computer equipment and furniture and fixtures using the straight-line method over the estimated useful life of the asset. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset and the remaining term of the lease. Costs of maintenance and repairs that do not improve or extend the lives of the respective assets are expensed as incurred. Estimated useful lives of property and equipment are as follows:

Art	Indefinite
Software	3-4 years
Computer and other equipment	3-5 years
Furniture and fixtures	7 years
Leasehold improvements	Shorter of life or lease

Securities owned

Securities owned that are traded on a national securities exchange, or reported on the Nasdaq global market, are stated at the last reported sales price on the day of valuation. Securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price, except for call options written, for which the last quoted ask price is used.

Commissions

Commissions and related brokerage and clearing expenses are recorded on a trade-date basis. The Company recognizes income from its various membership exchanges for Maker/Taker rebates and the Payment for Order Flow.

Interest and dividend income/expense

The Company recognizes contractual interest on securities owned on an accrual basis and dividend income is recorded on the ex-dividend date.

Compensated absences

Employees of the Company are entitled to paid vacation, paid sick days, and personal days off, depending on job classification, length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences related to unused vacation time, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the cost of unused vacation time when actually paid to the employees.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes
The Company is a disregarded entity, for tax purposes, and therefore is included as part of the tax returns filed by Israel A. Englander & Co., Inc. (the "Parent"). The Parent is exempt from federal and most state income taxes. The Company calculates state and local income taxes as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Subsequent events
The Company has evaluated subsequent events for potential recognition and/or disclosure through the date these financial statements were issued.

New accounting and authoritative guidance
In November 2015, the FASB issued ASU No. 2015-17 - *Income Taxes (Topic 740): Balance Sheet Classification of Deferred Income Taxes.* The amendments in this update require that deferred tax assets and liabilities be classified as noncurrent in a classified statement of financial position. Amendments are effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within these annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The Company does not believe the adoption of ASU 2015-17 will have an effect on its future financial position and results of operations.

In January 2016, The FASB issued ASU No. 2016-01, *Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities.* The standard addresses certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The amendments in this update supersede the guidance to classify equity securities with readily determinable fair values into different categories (that is, trading or available-for-sale) and require equity securities (including other ownership interests, such as partnerships, unincorporated ventures, and limited liability companies) to be measured at fair value recognized through net income. An entity's equity investments that are accounted for under the equity method of accounting or result in consolidation of an investee are not included in the scope of this ASU. The amendments allow equity investments that do not have readily available fair values to be measured at fair value either upon the occurrence of an observable price change or upon identification of an impairment. The amendments improve financial reporting by providing relevant information about an entity's equity investments and reducing the number of items that are recognized in other comprehensive income. ASU 2016-01 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption of this ASU, for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years, is permitted. The Company is currently evaluating the impact the adoption of this new standard will have on its financial statements.

In January 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842).* This standard requires that a lessee recognize the assets and liabilities that arise from operating leases. A lessee should recognize in the statement of financial position a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of 12 months or less, a lessee is permitted to make an accounting policy election by class of underlying asset not to recognize lease assets and lease liabilities. In transition, lessees and lessors are required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. ASU 2016-12 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginnings after December 15, 2020. The Company is currently evaluating the impact the adoption of this new standard will have on its financial statements.

In March 2016, the FASB issued ASU No. 2016-08, *Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net).* This standard clarifies the implementation guidance on principal versus agent considerations. The guidance includes indicators to assist an entity in determining whether it controls a specified good or service before it is transferred to the customers. The effective date and transition requirements, of ASU 2016-08, are the same as the effective date and transition requirements for ASU 2014-09. The Company is currently evaluating the impact the adoption of this new standard will have on its financial statements.

In April 2016, the FASB issued ASU No. 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing* which amends certain aspects of the FASB's new revenue standard. ASU 2016-10 identifies performance obligations and provides licensing implementation guidance. The effective date and transition requirements, of ASU 2016-10, are the same as the effective date and transition requirements for ASU 2014-09. The Company is currently evaluating the impact the adoption of this new standard will have on its financial statements.

NOTE 3 - RECEIVABLE FROM CLEARING ORGANIZATIONS, NET

Receivable from clearing organizations, net represents cash held at Merrill Lynch Professional Clearing Corp. at December 31, 2016, netted by clearing broker.

NOTE 4 - FLOOR BROKERAGE RECEIVABLES, NET

Floor brokerage receivables, net represent amounts receivable by the Company from various financial institutions for floor brokerage execution services. These amounts are shown on the statement of financial condition net of an allowance for doubtful accounts of $28,148. On a periodic basis, management evaluates its receivables and determines whether to provide an allowance or if any accounts should be written off based on a past history of write-offs, collections, and current credit conditions.

NOTE 5 - OTHER ASSETS

The major components of other assets consist of the following:

The Company had receivables from an officer totaling $30,000. This receivable is not interest-bearing and is payable on demand.

The Company had one receivable from a related party totaling $356,194, this receivable is not interest bearing and is payable on December 31, 2017.

The remaining other assets consist of miscellaneous receivables that are due in the ordinary course of business.

On November 15, 2012, the Company agreed to forgive (interest free) $1,260,616 of obligations from one employee in equal annual installments through September 30, 2016 (expiration of employment agreement). Therefore, during the year ended December 31, 2016, the Company forgave $315,156 of this debt which was recorded as compensation and related expenses in the statement of operations. This debt, which had been included in other assets of the Company in prior years, had no balance as of December 31, 2016. The Company had agreed to enter into an asset purchase agreement (subject to successful completion of the current employment agreement) to sell the assets of one of its divisions to this employee effective September 30, 2016. The agreed-upon sales price would have been based on an earn-out over a twelve month period. As of the date of this report, the employee has not entered into the asset purchase agreement. The Company is currently negotiating a possible extension of the effective date of such agreement.

ISRAEL A. ENGLANDER & CO., LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment is summarized as follows:

	2016
Art	$ 49,464
Software	154,244
Computer and other equipment	135,538
Furniture and fixtures	77,174
Leasehold improvements	729,245
	1,145,665
Less accumulated depreciation and amortization	(1,090,261)
	$ 55,404

NOTE 7 - OTHER LIABILITIES

Other liabilities include amounts related to general and administrative expenses from operations.

NOTE 8 - INDEMNIFICATIONS

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. Such contracts may contain a variety of representations and warranties that provide general indemnifications and guarantees against specified potential losses in connection with their activities as an agent of, or providing services to, the Company. The Company's maximum exposure under these agreements is unknown, as this may involve future claims that could be made against the Company and have not yet occurred. The Company expects the risk of any future obligation under these arrangements to be remote and has not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 9 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1 (the "Rule"), which specifies, among other requirements, minimum net capital requirements for registered broker-dealers. The Company has elected to compute its net capital under the alternative method permitted by the Rule which requires, among other things, that the Company maintain minimum net capital, as defined, at $250,000. At December 31, 2016, the Company had net capital of $1,333,722, which exceeded its requirement by $1,083,722.

Certain advances, dividend payments and other equity withdrawals are restricted by the provisions of the rules of the Securities and Exchange Commission.

Under the clearing arrangements with the clearing broker, the Company is required to maintain certain minimum levels of capital and comply with other financial ratio requirements. At December 31, 2016 the Company was in compliance with all such requirements.

NOTE 10 - INCOME TAXES

As previously noted, the Company is a wholly-owned subsidiary of Israel A. Englander & Co., Inc. (an S-Corporation). The entities are not subject to federal taxation. State and local income taxes are calculated as if the companies filed on a separate return basis.

The provision for income taxes for the year ended December 31, 2016 is as follows:

Current income tax expense	$88,865
Deferred income tax benefit	(14,204)
	$74,661

Temporary differences giving rise to the deferred tax asset consist primarily of the allowance for doubtful accounts and depreciation. There was no valuation allowance for the year ended December 31, 2016.

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2016, management has determined that there are no uncertain tax positions. The Company is not subject to examination by U.S. federal, state and local tax authorities for tax years before 2012.

NOTE 11 - FAIR VALUE OF FINANCIAL INSTRUMENTS

As described in Note 2, the Company's records its securities owned at fair value. Guidance provided by FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures,* defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1 Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs other than quoted prices within Level 1 that are observable for the asset or liability either directly or indirectly, and fair value that is determined through the use of models or other valuation methodologies. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3 Inputs that are unobservable for the asset or liability and that include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were not significant transfers among Levels 1, 2, and 3 during the year. The securities owned are classified as common stock – Level 1 in the fair value hierarchy.

NOTE 12 - DERIVATIVE FINANCIAL INSTRUMENTS

In the normal course of business, the Company utilizes derivative contracts in connection with its trading activities. The Company does not make investments in derivative contracts. The Company may periodically clear through its error account a derivative transaction executed as an agent in error. Similarly, the Company may periodically facilitate customer portfolio positioning by buying or selling derivative contracts in the Company's proprietary account. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's primary underlying risk for its derivative activities and exposure is equity price risk.

Options

The Company is subject to equity price risk in the normal course of pursuing its trading activities. The Company may enter into option contracts to speculate on the price movements of the financial instruments underlying the option, or for use as an economic hedge against certain equity positions held in the Company's portfolio holdings. Option contracts give the Company the right, but not the obligation, to buy and sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

Options written obligate the Company to buy or sell within a limited time, a financial instrument at a contracted price that may also be settled in cash, based on differentials between specified indices or prices. Options written by the Company may expose the Company to market risk of an unfavorable change in the financial instrument underlying the written option.

The Company is exposed to counterparty risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed upon under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

NOTE 13 - CONCENTRATION OF CREDIT RISK

The Company clears its securities transactions through major financial services firms. In addition, the Company provides execution services for various major financial institutions. These activities may expose the Company to off-balance-sheet risk in the event that the institution is unable to fulfill its obligation and the Company has to purchase or sell the securities at a loss.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. Accounts in the United States are guaranteed by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2016, the Company had $850,754 in excess of FDIC insured limits. The Company has not experienced any losses in such accounts.

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of floor brokerage and clearing organization receivables. The amount of credit risk related to floor brokerage receivables is limited due to the large number of customers comprising the Company's customer base. The Company has cash on deposit with several clearing organizations. The amount of credit risk associated with the clearing organization receivables is $1,087,044 and is reflected in the statement of financial condition.

NOTE 14 - COMMITMENTS, CONTINGENCIES AND GUARANTEES

The parent company subleases the New York City, NY office space to the Company. As part of the agreement, the Company pays the landlord directly for all lease obligations. The lease agreement for office space located in New York City, NY was amended on November 18, 2015. The amendment extended its lease agreement to April 30, 2019. The Company entered into lease agreements for office space located in Boca Raton, FL on June 23, 2015, which is set to expire July 31, 2017. For the year ended December 31, 2016, rent expense was $251,964 and is included in general and administrative expenses on the statement of operations.

Future minimum lease payments are as follows:

Years ending December 31,	
2017	$ 199,345
2018	199,345
2019	66,448
	$ 465,138

NOTE 14 - COMMITMENTS, CONTINGENCIES AND GUARANTEES (Continued)

In accordance with FASB ASC 450, Accounting for Contingencies, the Company's policy regarding legal and other contingencies is to accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company is a party to various litigation matters and claims, which are normal in the course of business, and while the results of the litigation and claims cannot be predicted with certainty, management believes, based on the advice of counsel, that the final outcome of such matters will not have a materially adverse effect on its position.